Contact

www.linkedin.com/in/chisaegbelu (LinkedIn)

Top Skills

Networking
Social Media
Management

Languages

Chinese (Elementary)
Spanish (Limited Working)

Certifications

IRB Human Subjects Certification

Honors-Awards

Cap & Skull Senior Honor Society
2016 Rutgers NAACP Image Award
2016 Hult Prize Regional Finalist
2015 Rutgers University MVP Of Media
2015 Youth Appreciation Award

Chisa Egbelu

Forbes 30 Under 30 | Backed by Google | Revolutionizing Recruiting at PeduL (Techstars '21)
New York City Metropolitan Area

Summary

The best time to plant a tree was 20 years ago. The second best time is now.

Experience

Techstars

Co-Founder and CEO at PeduL
December 2021 - Present (2 years 4 months)
Denver, Colorado, United States

PeduL is proud to announce our selection into the Techstars Workforce Development Accelerator. Techstars is invested in the lifelong impact entrepreneurs have on the world, so we empower our founders to make connections that last a lifetime. Once you're a member of the worldwide network, you're in forever, and we're all here to help, because we #GiveFirst. Techstars helps entrepreneurs #DoMoreFaster.

PeduL

Chairman & CEO, Co-Founder
July 2019 - Present (4 years 9 months)

"TikTok for people looking for jobs"

We are America's 1st video job board that helps connect job seekers and companies through engaging short-form video.

Through PeduL, employers are stepping into the future of hiring. As an engine for career discovery, career transitions and career mobility, we leverage edutainment to "contentify" career discovery and job preparedness.

Our suite of services help employers build competitive and diverse pipelines that match their specific hiring needs. Our unique end-to-end offerings build brand trust among a wider audience of candidates, leading to higher quality applications, higher retention rates, lower attrition and more satisfied

employees. This makes recruiting more targeted, intentional, faster and easier than ever before.

Our platform has helped emerging talent across the country earn internships, scholarships and career opportunities at companies like Paramount, Audible, Synchrony Bank and many more.

Inc. Magazine
Contributing Writer
April 2018 - February 2021 (2 years 11 months)
Greater New York City Area

Contributing Writer at Inc Magazine documenting my rise (and falls) in Tech as a young black entrepreneur!

MSNBC
Production, Morning Joe
January 2016 - May 2016 (5 months)
New York, New York

Google
Google Community Leaders Program (CLP)
August 2015 - May 2016 (10 months)
New Brunswick, New Jersey

Market, create and organize the Google CLP brand and events in the state of New Jersey in order to coordinate a sustainable web ecosystem in New Brunswick that connects businesses, communities, and entrepreneurs with student talent in neighboring communities.

Rutgers University Television Network
1 year 11 months

On-Air Talent/Programming/Production
July 2014 - May 2016 (1 year 11 months)
Piscataway, New Jersey

- Co-Host and production assistant of LIVE morning television program, "Wake Up Rutgers"
- Coordinate programming projects for student-produced channels every day of the year.
- Generate content for RU-tv channels by communicating with professional staff, other departments, and outside parties.

Rutgers Entrepreneurial Academy of Leadership - Inaugural Member

March 2016 - April 2016 (2 months)
New Brunswick, New Jersey

R.E.A.L. - Rutgers Entrepreneurial Academy of Leadership

Chosen to participate in a 6-week entrepreneurship program.

Learned the six components of how to be an entrepreneur:
1. The Entrepreneurship Mindset- Understanding your super powers... What is the brand of YOU?
2. The Leverage Factor… MANY want it.. Few get it. Learn how to hack the system
3. The Business of marketing yourself- If nobody knows about you how can you make your impact?
4. Mentorship Manifesto: How to recruit a mentor that will help with your growth as an entrepreneurial leader
5. Launch IT! Launch something that is meaningful to you and will help others.
6. How to communicate WHY you should be chosen in any situation

Teaching Assistant
September 2015 - December 2015 (4 months)
New Brunswick, New Jersey

Teaching Assistant for Introduction to Media [04:189:102].

My office hours are Fridays from 12:00pm - 1:00pm in the Livingston Learning Center in Tillett Hall.
Feel free to email me (cue5@scarletmail.rutgers.edu) if you are in need of a scheduled appointment.

Big Ten Network
Student U
May 2014 - May 2016 (2 years 1 month)
Greater New York City Area

In collaboration with RVision, the professional production company of Rutgers Athletics, using state-of-the-art equipment, the Big Ten Network provides students with real-world production experience. Big Ten Student U programming consists of student-produced events that originally stream live on the Big Ten Digital Network and then on delay on the BTN.

Eagleton Institute of Politics
Social Media and Public Relations Intern
January 2014 - May 2016 (2 years 5 months)

• Develop, maintain, and expand the online presence of the Eagleton Center for Public Interest Polling, predominantly on Facebook and Twitter.
• Write strategy plans and assignments on a weekly basis
• Keep track of all press received by the Institute
• Control and manage the distribution of press releases to national media outlets such as CNN, The New York Times, The Washington Post, Fox News and etc. As well as local journalists and newspapers.
• Sparingly work in the call center obtaining and tracking the opinions of the residents of New Jersey on relevant social issues.

WRSU-FM Rutgers Radio
Executive Producer
September 2013 - May 2016 (2 years 9 months)

Executive Producer/Host of award-winning show, Rutgers Recess. Actively oversees the creation of segments, the obtaining of weekly guests, and maintenance of the shows social media presence.

"I make sure the show happens"

Chàcarafoods
Vice President of Communications
November 2015 - March 2016 (5 months)
New Jersey

Rutgers University Hult Prize Foundation Winning Team.

Boston Regional Finalist - Finished in the top 30 out of 25,000 teams.

Tackled the issue of the global food crisis, and crowding of urban spaces by drying imperfect and at risk produce. Creating jobs, nutritious meals and a global movement.

Aim to:
1. Preserve nutritious food for urban communities.
2. Create sustainable relationships with farmers.
3. Empower local entrepreneurs.

RVision
Reporter
March 2015 - January 2016 (11 months)

Film, edit and produce highlight packages for Rutgers University's in-house sports production company.

Filmages Limited
Production Intern
July 2015 - September 2015 (3 months)

Rutgers University Quidditch Club
President and Captain
September 2013 - February 2015 (1 year 6 months)
New Brunswick, New Jersey

• Voted Most Valuable Player for the state of New Jersey
• Transformed the team from an organization of four to an organization with 65+ members in two semesters
• Nominated for the International Quidditch Association (IQA) First Year Survival Award for the first-year team that has demonstrated impressive leadership and substantial growth
• Nominated for the Xander Manshel Award for the team that truly embodies the spirit of the IQA

iHeartRadio
Production Intern at Elvis Duran and the Morning Show
August 2014 - December 2014 (5 months)
New York, New York

• Pitch show ideas/topics
• Audio production using Pro-Tools and Next Gen
• Aid in the creation of video online content for the show
• Sample show liners and edit them into promotional and transitional clips
• Celebrity Guest hospitality

Root Of All Good Production
Production Assistant
March 2014 - August 2014 (6 months)
Rahway, New Jersey

Assisted in the production of short films, Across Dystopia and Against The Grain. Against The Grain received national news coverage by discussing the controversial firing of Stan McNeil while Across Dystopia was a featured film at the Garden State Film Festival.

Greatstates Real Estate Investors, LLC
Property Manager

May 2012 - August 2012 (4 months)
Baton Rouge, Louisiana

Supervised the renovation of houses across the city of Baton Rouge. Hired and transported employees. Ensured the accessibility of worksite supplies.

City/Parish of Baton Rouge
Advisor to the Mayor
August 2011 - May 2012 (10 months)
Baton Rouge, Louisiana

Served as a youth advisor to Mayor Kip Holden in regards to issues that most influenced the young adults of the city of Baton Rouge.

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Education

Rutgers University
Journalism and Media Studies, Digital Communication, Information, and Media

University Lab School Lsu
High School Diploma